May 15, 2012

Mr. Brian Cascio, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:      Cubic Corporation
Form 10-K for the fiscal year ended September 30, 2011
Filed November 22, 2011
File No. 001-08931

Dear Mr. Cascio:

Set forth below is the response of Cubic Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 2, 2012, related to the Company’s 10-K for the fiscal year ended September 30, 2011 filed on November 22, 2011. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the fiscal year ended September 30, 2011

Item 8. Financial Statements

Note 11. Income Taxes, page 56

1.              In the rate reconciliation, please describe to us, with a view toward clarified disclosure in future filings, the principal components of the item, “Tax effect from foreign subsidiaries”

The item in the rate reconciliation, “Tax effect from foreign subsidiaries” is comprised of the amount of income we earned in foreign tax jurisdictions, multiplied by the difference between the respective foreign tax rates and the U.S. federal statutory tax rate. In future filings, we will describe this rate reconciliation item as, “Foreign earnings taxed at lower rates.”

Note 15. Legal Matters, page 63

2.              We reference the disclosure that you believe the outcome of your legal proceedings will not have a materially adverse effect on your financial position. Please explain to us why you limit your disclosure regarding the potential impact of litigation to the effect on your balance sheet. Also, tell us, with a view toward enhanced future disclosure, whether it is reasonably possible that the outcome of any of the outstanding legal proceedings could have a material adverse effect on your results of operations or cash flows. In that regard, please tell us how you evaluated the guidance from FASB ASC 450-20-50-3 and 50-4 in assessing whether your disclosure about reasonable possible losses is complete.

ASC 450-20-50-3 requires that we disclose a contingency if there is at least a reasonable possibility that a loss or additional loss may have been incurred and either a) an accrual for a loss contingency has not been made, or b) an exposure exists in excess of the amount accrued. In such cases, ASC 450-20-50-4 requires that we disclose the nature of the contingency and disclose an estimate of the possible loss, or range of loss, or disclose a statement that an estimate cannot be made.

We have disclosed two specific legal matters within Note 11 to the financial statements in our Form 10-K for the fiscal year ended September 30, 2011. Regarding our disclosure related to an arbitration award against us in the favor of the Ministry of Defense of the Armed Forces of the Islamic Republic of Iran, at the time of the filing of our Form 10-K for the year ended September 30, 2011, we did not believe that there was a reasonable possibility that a loss in excess of the amount accrued may have been incurred as of September 30, 2011. As such, the disclosure requirements in ASC 450-20-50-3 and 50-4 were not applicable to this matter.

Regarding our disclosure related to a claim by one of our transit authority customers, we disclosed that we were not able to estimate the total potential amount of the contingency, although we did disclose the portion of the claim made by the customer for which the customer had made a specific monetary claim. As such, we believe that the disclosure that we could not estimate the potential amount of the contingency was compliant with the guidance in ASC 450-20-50-3 and 50-4.

Because we believe that for this transit customer claim at September 30, 2011, we could not make a reasonable estimate of any reasonably possible losses we do not believe that we could conclude whether it was reasonably possible that our outstanding legal proceedings could have a material impact on our financial position, results of operations or cash flows. As a result, in our future disclosures, in cases where we are unable to estimate the possible loss or range of loss, we will modify our disclosures to reflect that no such conclusion can be made.

* * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, that SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to our filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in improving the quality of our filings.

Sincerely,

/s/ Mark A. Harrison
Mark A. Harrison
Vice President and Corporate Controller